Canada Goose Reports Results for Third Quarter Fiscal 2021
Third Quarter Fiscal 2021 Highlights (in Canadian dollars):
•Total revenue $474.0m
•Net income $107.0m, or $0.96 per diluted share
•Non-IFRS adjusted EBIT margin 33.3%
•Non-IFRS adjusted net income per diluted share $1.01
TORONTO, ON (February 4, 2021) - Canada Goose Holdings Inc. (“Canada Goose” or the “Company”) (NYSE:GOOS, TSX:GOOS) today announced financial results for the third quarter ended December 27, 2020.
“The global strength of our brand and digital business has returned Canada Goose to growth in our biggest quarter. Through HUMANATURE, we are also rapidly advancing our sustainability and purpose-based commitments,” said Dani Reiss, President & CEO. “While we remain in an uncertain world, we are very encouraged by our strong momentum as we finish the fiscal year.”
Third Quarter Fiscal 2021 Business Highlights (compared to Third Quarter Fiscal 2020)
•Global e-Commerce revenue increased by 39.3%.
•DTC revenue in Mainland China increased by 41.7%.
•Total revenue increased for the first time since the onset of the pandemic.
Third Quarter Fiscal 2021 Results (compared to Third Quarter Fiscal 2020)
•Total revenue was $474.0m from $452.1m.
•DTC revenue was $299.4m from $301.8m driven by e-Commerce growth and continued store expansion in Mainland China, offset by lower retail revenue due to COVID-19 disruptions globally.
•Wholesale revenue was $160.8m from $145.3m. The increase was a result of the later timing of shipments as requested from partners and international distributors relative to the comparative quarter.
•Other revenue was $13.8m from $5.0m. The increase was driven by PPE sales in support of COVID-19 response efforts.
•Gross profit was $316.4m, a gross margin of 66.8%, compared to $298.4m and 66.0%. The increase in gross profit was attributable to revenue growth and $4.8m of government subsidies. The increase in gross margin was a result of higher DTC and Wholesale gross margins, partially offset by a lower Other gross margin.

•DTC gross margin of 77.9%, compared to 75.1%. The increase was attributable to higher pricing and favourable geographic mix (+210 bps). Gross margin was also positively impacted by $1.6m (+50 bps) of government subsidies.
•Wholesale gross margin of 51.5%, compared to 48.5%. The increase was attributable to the net impact of higher pricing and the positive impact of volume (+180 bps) driven by parkas, partially offset by the unfavourable impact of a higher proportion of distributor sales (-80 bps). Gross margin was also positively impacted by $3.1m (+200 bps) of government subsidies.
•Other segment gross profit was $0.3m from $1.3m. PPE gross loss and gross margin were $(0.7)m and (6.5)%.
•Operating income was $153.3m, an operating margin of 32.3%, compared to $161.4m and an operating margin of 35.7%.
•DTC operating margin of 55.0%, compared to 56.0%. The decrease was due to lower retail profitability from COVID-19 disruptions. This was partially offset by a higher gross margin and the positive impact of e-Commerce growth.
•Wholesale operating margin of 42.9%, compared to 38.0%. The increase was attributable to a higher gross margin and cost reduction initiatives, supplemented by $3.1m of government subsidies.
•Other operating loss was $(80.4)m from $(62.7)m. The increase was attributable to higher operating costs including an $8.4m increase in marketing costs, and $3.3m of product development costs. In addition, there were $7.1m of unfavourable foreign exchange losses partially offset by $1.3m of government subsidies.
•Net income was $107.0m, or $0.96 per diluted share, compared to $118.0m, or $1.07 per diluted share.
•Non-IFRS adjusted EBIT was $157.9m, an adjusted EBIT margin of 33.3%, compared to $163.8m and 36.2%.
•Non-IFRS adjusted net income was $111.9m, or $1.01 per diluted share, compared to $119.7m, or $1.08 per diluted share.
•Cash was $469.0m as at quarter end, compared to $72.0m, alongside $256.2m of available borrowing capacity in the undrawn revolving facility. The increase in cash was driven by positive free operating cash flow and refinancing proceeds.

Outlook
Given ongoing COVID-19 disruptions and uncertainties, the Company is not providing an outlook for fiscal 2021. As of the date of this release, 7 of 28 Canada Goose retail stores, representing 25% of the network, are closed.
Conference Call Information
Dani Reiss, President and Chief Executive Officer and Jonathan Sinclair, EVP and Chief Financial Officer, will host the conference call at 9:00 a.m. Eastern Time on February 4, 2021. Those interested in participating are invited to dial (866) 211-4197 or (647) 689-6828 if calling internationally and reference Conference ID 7108676 when prompted. A live audio webcast of the conference call will be available online at http://investor.canadagoose.com.
About Canada Goose
Founded in 1957 in a small warehouse in Toronto, Canada, Canada Goose (NYSE:GOOS, TSX:GOOS) is a lifestyle brand and a leading manufacturer of performance luxury apparel. Every collection is informed by the rugged demands of the Arctic, ensuring a legacy of functionality is embedded in every product from parkas and rainwear to apparel and accessories. Canada Goose is inspired by relentless innovation and uncompromised craftsmanship, recognized as a leader for its Made in Canada commitment. In 2020, Canada Goose announced HUMANATURE, its purpose platform that unites its sustainability and values-based initiatives, reinforcing its commitment to keep the planet cold and the people on it warm. Canada Goose also owns Baffin, a Canadian designer and manufacturer of performance outdoor and industrial footwear. Visit www.canadagoose.com for more information.

Condensed Consolidated Interim Statements of Income and Comprehensive Income
(unaudited)
(in millions of Canadian dollars, except share and per share amounts)

	Third quarter ended		Three quarters ended
	December 27, 2020	December 29, 2019	December 27, 2020	December 29, 2019
	$	$	$	$
Revenue	474.0	452.1	694.9	817.2
Cost of sales	157.6	153.7	279.5	317.5
Gross profit	316.4	298.4	415.4	499.7
Gross margin	66.8%	66.0%	59.8%	61.1%
Selling, general and administrative expenses	144.7	123.6	255.7	254.6
SG&A expenses as % of revenue	30.5%	27.3%	36.8%	31.2%
Depreciation and amortization	18.4	13.4	50.6	35.8
Operating income	153.3	161.4	109.1	209.3
Operating margin	32.3%	35.7%	15.7%	25.6%
Net interest, finance and other costs	10.0	5.8	22.7	23.9
Income before income taxes	143.3	155.6	86.4	185.4
Income tax expense	36.3	37.6	19.1	36.2
Effective tax rate	25.3%	24.2%	22.1%	19.5%
Net income	107.0	118.0	67.3	149.2
Other comprehensive (loss) income	(1.5)	(3.3)	2.6	(2.0)
Comprehensive income	105.5	114.7	69.9	147.2
Earnings per share
Basic	$0.97	$1.08	$0.61	$1.36
Diluted	$0.96	$1.07	$0.61	$1.34
Weighted average number of shares outstanding
Basic	110,201,805	109,646,184	110,136,707	109,714,958
Diluted	111,239,180	110,581,202	110,928,199	111,092,787
Other data:(1)
EBIT	153.3	161.4	109.1	209.3
Adjusted EBIT	157.9	163.8	127.1	217.1
Adjusted EBIT margin	33.3%	36.2%	18.3%	26.6%
Adjusted net income	111.9	119.7	85.0	160.6
Adjusted net income per basic share	$1.02	$1.09	$0.77	$1.46
Adjusted net income per diluted share	$1.01	$1.08	$0.77	$1.45
(1) See “Non-IFRS Financial Measures”.

Condensed Consolidated Interim Statements of Financial Position
(unaudited)
(in millions of Canadian dollars)

	December 27, 2020	December 29, 2019	March 29, 2020
Assets	$	$	$
Current assets
Cash	469.0	72.0	31.7
Trade receivables	118.2	118.2	32.3
Inventories	339.0	348.1	412.3
Income taxes receivable	5.4	—	12.0
Other current assets	25.0	39.1	43.5
Total current assets	956.6	577.4	531.8

Deferred income taxes	47.8	26.4	40.8
Property, plant and equipment	122.5	113.7	115.1
Intangible assets	156.1	159.9	161.7
Right-of-use assets	240.4	205.0	211.8
Goodwill	53.1	53.1	53.1
Other long-term assets	0.1	1.4	6.0
Total assets	1,576.6	1,136.9	1,120.3

Liabilities
Current liabilities
Accounts payable and accrued liabilities	207.7	174.9	144.4
Provisions	45.0	27.2	15.6
Income taxes payable	21.0	18.5	13.0
Short-term borrowings	7.0	—	—
Lease liabilities	44.3	33.8	35.9
Total current liabilities	325.0	254.4	208.9

Provisions	19.5	15.4	21.4
Deferred income taxes	22.1	19.1	15.1
Revolving facility	—	—	—
Term loan	376.1	147.6	158.1
Lease liabilities	216.6	185.9	192.0
Other long-term liabilities	16.4	4.8	4.6
Total liabilities	975.7	627.2	600.1

Shareholders' equity	600.9	509.7	520.2
Total liabilities and shareholders' equity	1,576.6	1,136.9	1,120.3

Non-IFRS Financial Measures
This press release includes references to certain non-IFRS financial measures such as adjusted EBIT, adjusted EBIT margin, adjusted net income and adjusted net income per diluted share. These financial measures are employed by the Company to measure its operating and economic performance and to assist in business decision-making, as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s operating and financial performance. These financial measures are not defined under IFRS nor do they replace or supersede any standardized measure under IFRS. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. Definitions and reconciliations of non-IFRS measures to the nearest IFRS measure can be found in our MD&A. Such reconciliations can also be found in this press release under “Reconciliation of Non-IFRS Measures”.
Reconciliation of Non-IFRS Measures
The tables below reconcile net income to EBIT, adjusted EBIT, and adjusted net income for the periods indicated. Adjusted EBIT margin is equal to adjusted EBIT for the period presented as a percentage of revenue for the same period.

	Third quarter ended		Three quarters ended
CAD $ millions	December 27, 2020	December 29, 2019	December 27, 2020	December 29, 2019
Net income	107.0	118.0	67.3	149.2
Add (deduct) the impact of:
Income tax expense	36.3	37.6	19.1	36.2
Net interest, finance and other costs	10.0	5.8	22.7	23.9
EBIT	153.3	161.4	109.1	209.3
Costs of the Baffin acquisition (a)	0.1	0.5	1.0	1.9
Unrealized foreign exchange gain on Term Loan Facility (b)	2.4	(0.3)	1.4	(2.7)
Transition of logistics agencies (c)	—	—	2.2	—
Net temporary store closure costs (d)	1.0	—	6.8	—
Net excess overhead costs from temporary closure of manufacturing facilities (d)	—	—	4.3	—
Pre-store opening costs (e)	1.1	1.8	4.8	7.7
Non-cash provision release (f)	—	—	(3.0)	—
Other	—	0.4	0.5	0.9
Total adjustments	4.6	2.4	18.0	7.8
Adjusted EBIT	157.9	163.8	127.1	217.1
Adjusted EBIT margin	33.3%	36.2%	18.3%	26.6%

	Third quarter ended		Three quarters ended
CAD $ millions	December 27, 2020	December 29, 2019	December 27, 2020	December 29, 2019
Net income	107.0	118.0	67.3	149.2
Add (deduct) the impact of:
Costs of the Baffin acquisition (a)	0.1	0.5	1.0	1.9
Unrealized foreign exchange gain on Term Loan Facility (b)	2.4	(0.3)	1.4	(2.7)
Transition of logistics agencies (c)	—	—	2.2	—
Net temporary store closure costs (d) (g)	1.0	—	8.1	—
Net excess overhead costs from temporary closure of manufacturing facilities (d)	—	—	4.3	—
Pre-store opening costs (h)	1.2	1.9	5.4	8.7
Non-cash provision release (f)	—	—	(3.0)	—
Acceleration of unamortized costs on Term Loan Refinancing (i)	1.1	—	1.1	7.0
Restructuring expense (d)	—	—	1.7	—
Other	0.2	0.4	0.7	0.9
Total adjustments	6.0	2.5	22.9	15.8
Tax effect of adjustments	(1.1)	(0.8)	(5.2)	(4.4)
Adjusted net income	111.9	119.7	85.0	160.6

(a)Costs in connection with the Baffin acquisition and the impact of gross margin that would otherwise have been recognized on inventory recorded at net realizable value less costs to sell.
(b)Unrealized gains and losses on the translation of the Term Loan Facility from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk.
(c)Costs incurred for the transition of logistics, warehousing, and freight forwarding agencies to enhance our global distribution structure.
(d)Total government subsidies globally of $6.4m and $27.1m were recognized in the third and three quarters ended December 27, 2020, respectively. These subsidies were recorded as a reduction to the associated wage costs which the Company incurred; as a result government subsidies were recorded as a reduction to excess overhead costs from temporary closure of manufacturing facilities ($nil and $1.3m), temporary store closure costs (less than $0.1m and $1.4m), and restructuring expense ($nil and $0.4m), for the third and three quarters ended December 27, 2020, respectively. The benefit of $6.4m and $26.7m of government subsidies therefore remained in adjusted EBIT as a reduction to the associated wage costs for the third and three quarters ended December 27, 2020, respectively.
(e)Costs incurred during pre-opening periods for new retail stores, including depreciation on right-of-use assets.
(f)Release of a non-cash sales contract provision as a result of the expiration of the statute of limitations in the respective jurisdiction in the third and three quarters ended December 27, 2020.
(g)Includes $0.1m and $1.4m of interest expense on lease liabilities for temporary store closures in the third and three quarters ended December 27, 2020, respectively.
(h)Pre-store opening costs incurred in (e) above plus $0.1m and $0.6m of interest expense on lease liabilities for new retail stores during pre-opening periods in the third and three quarters ended December 27, 2020 (third and three quarters ended December 29, 2019 - $0.4m and $0.9m, respectively).
(i)The non-cash unamortized costs accelerated in connection with the amendments to the Term Loan Facility on October 7, 2020 and May 10, 2019.

Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements, including statements relating to the execution of our proposed strategy, our operating performance and prospects, and the general impact of the COVID-19 pandemic on the business. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “forecast,” “may,” “potential,” “project,” “plan,” “would,” “will,” and other words of similar meaning. Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Our business is subject to substantial risks and uncertainties. Applicable risks and uncertainties include, among others, the impact of the ongoing COVID-19 pandemic, and are discussed under the headings “Cautionary Note regarding Forward-Looking Statements” and “Factors Affecting our Performance” in our MD&A as well as in our “Risk Factors” in our Annual Report on Form 20-F for the year ended March 29, 2020. You are also encouraged to read our filings with the SEC, available at www.sec.gov, and our filings with Canadian securities regulatory authorities available at www.sedar.com for a discussion of these and other risks and uncertainties. Investors, potential investors, and others should give careful consideration to these risks and uncertainties. We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities. The forward-looking statements in this press release speak only as of the date of this release, and we undertake no obligation to update or revise any of these statements.

Investors:
ir@canadagoose.com
Media:
media@canadagoose.com